Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratios)

	Year Ended November 30,
	2013	2012	2011	2010	2009
Pre-tax income (loss) from continuing operations	$26.5	$36.9	$30.1	$33.3	$28.4
Adjustment for (income) loss from equity investees	—	—	—	—	—
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$26.5	$36.9	$30.1	$33.3	$28.4
Distributed income equity investees	—	—	—	—	—
Less: Capitalized interest	—	—	—	—	—
Amortization of interest previously capitalized	—	—	—	—	—
Adjusted pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$26.5	$36.9	$30.1	$33.3	$28.4
Fixed Charges:
Interest expense	$29.6	$33.8	$35.3	$8.0	$7.5
Interest capitalized during the period	—	—	—	—	—
Amortization of debt issuance costs	2.3	2.7	2.7	.7	.6
Imputed interest portion of rent expense	2.2	1.4	1.4	1.3	1.3
Total Fixed Charges	$34.1	$37.9	$39.4	$10.0	$9.4
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$60.6	$74.8	$69.5	$43.3	$37.8
Ratio of Earnings to Fixed Charges	1.8	2.0	1.8	4.3	4.0